UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Avalanche International Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05337U106
(CUSIP Number)

Digital Power Corporation

8430 Lakeview Blvd.

Fremont, Ca 94538

(510) 657-2635

Daniel Eng, Esq.

Weintraub Tobin

475 Sansome Street, Suite 1800

San Francisco, CA 94111

(415) 772-9608

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 6, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05337U106

1.	Names of Reporting Persons. Digital Power Corporation I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	California
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	14,211,831(1)(2)
	8. Shared Voting Power.	0
	9. Sole Dispositive Power	14,211,831(1)(2)
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	14,211,831(1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11)	74.0% (3)
14.	Type of Reporting Person (See Instructions)	CO

(1)     Represents the number of shares of Common Stock that the Reporting Person directly owns and beneficially owns under a Convertible Promissory Note and a Warrant.

(2)     See Items 4 and 5 of this Schedule 13D. The Reporting Person is the holder of (i) 314,231 shares of Common stock; (ii) a Convertible Promissory Note in the aggregate face amount of $3,474,400 convertible into 6,948,800 shares of Common Stock of the Issuer at a conversion rate of $0.50 per share; and (iii) Warrants to purchase 6,948,800 shares of common stock at an exercise price of $0.50 per share.

(3)     The above calculations are based on 5,309,200 shares of Common Stock outstanding as of August 3, 2017 (as reported by the Issuer to the Reporting Person on a 10-Q filed August 7, 2017) and assumes conversion of the Note in the aggregate face amount of $3,474,400 into 6,948,800 shares of Common Stock of the Issuer based on a conversion price of $0.50 per share and 6,948,800 shares of Common Stock based upon the exercise of the Warrant at $0.50 per share. This calculation does not include the exercise or conversion of other outstanding securities of the Issuer by owned by other security holders.

Item 1.  Security and Issuer.

This statement relates to shares of Common Stock of Avalanche International Corporation (the “Issuer”). The address of the Issuer’s principal executive office is 5940 S. Rainbow Blvd., Las Vegas, Nevada 89118.

Item 2.  Identity and Background.

(a)-(c) and (f)     Digital Power Corporation, a California corporation (“DPW”), is a growth company seeking to increase revenues through acquisitions. DPW’s business also includes designing, manufacturing and marketing flexible power supply solutions for applications in the telecom, medical, industrial and military markets. Its address is 48430 Lakeview Blvd, Fremont, California 94538.

(d)     The Reporting Person has not during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

DPW made loans and advances to the Issuer and purchased the Issuer’s common stock with DPW’s working capital.

Item 4.  Purpose of the Transaction.

On October 5, 2016, November 30, 2016 and February 22, 2017, the Issuer entered into three convertible promissory notes with Digital Power Corporation (the “DPW Notes”). Each DPW note had a face amount of $525,000, was sold to DPW for $500,000 (for an orginal issue discount of $25,000 for each DPW Note), is due in two years and accrues interest at 12% per annum on the face amount of $525,000. The DPW Notes were convertible into shares of the Issuer’s common stock based on a conversion price of $0.745 per share, subject to adjustment as provided for in the DPW Notes. In addtion, subsequent to the issuance of the DPW Notes, DPW has made advances in the aggrgate face amount of $1,899,400 to the Issuer.

On September 6, 2017, DPW and the Issuer entered into a Loan and Security Agreement (“Loan Agreement”) with an effective date of August 21, 2017, pursuant to which DPW will provide Issuer a credit facility of up to $5,000,000, subject to the terms and conditions stated in the Loan Agreement, including that DPW having available funds to grant such credit. In consideration of entering into the Loan Agreement, DPW and the Issuer cancelled the DPW Notes and consolididated the DPW Notes and prior advances and issued a new Convertible Promissory Note in the aggregate face amount of $3,474,400 (“DPW New Note”) that is convertible into shares of the Issuer at a conversion price of $0.50 per share. In addtion, concurrent to issuing the DPW New Note, the Issuer issued to DPW a five year Warrant to purchase 6,948,800 shares of Common Stock at $0.50 per share. Future advances under the Loan Agreement, if any, will be evidenced by a convertible promissory containing a conversion price feature at $0.50 per share and warrant with an exercise price of $0.50 per share. Further, under the terms of the Loan Agreement, the Notes issued by the Issuer are secured by the assets of the Issuer.

In addtion, between November 2016 and August 2017, DPW acquired 314,231 shares of the Issuer’s common stock in open market trasnaction on the dates and for the prices as set forth below.

The foregoing summaries of certain provisions of the Loan and Security Agreement, the Convertible Promissory Note, and the Warrant are not intended to be complete and are qualified in their entirety by reference to the full text of such documents which are included as Exhibits 1, 2 and 3 attached hereto and each is incorporated herein by reference.

The Reporting Person acquired the Issuer’s shares of common stock and entered into the Loan Agreement, Convertible Promissory Note, and Warrant for investment purposes. The Reporting Person intends to review and evaluate its investment in the Issuer’s shares of common stock, Convertible Promissory Note and Warrant on an ongoing basis and may, depending upon its evaluation of the business and prospects of the Issuer, or such other considerations as it may deem relevant, determine to increase, decrease, or dispose of its holdings of the shares of common stock of the Issuer, Convertible Promissory Note, Warrants and underlying common stock, engage in hedging transactions, evaluate a potential acquisition of the Issuer or of assets of the Issuer. Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, including, potentially, issuances, purchases, dispositions or pledges of securities, one or more mergers, reorganizations, consolidations, acquisitions of assets or other change in control, or other changes in capitalization of the Issuer. As a part of its review and evaluation, the Reporting Person may hold additional discussions with the Issuer's management and directors, other shareholders and other interested parties.

See also Item 6.

Item 5.  Interest in Securities of the Issuer.

(a)	DPW acquired 314,231 shares of common stock of the Issuer in open market transactions.

In addition, pursuant to the Loan Agreement, subject to terms and conditions set forth therein, the Issuer will have the right to seek advances up to $5 million. As evidence of advances, DPW will issue the Issuer a Convertible Promissory Note convertible into shares of the Issuer’s common stock at $0.50 per share and the right to receive a warrant to purchase shares of the Issuer’s common stock in a number equal to the amount of the advance divided by $0.50 and at an exercise price of $0.50 per share.

Under the Loan Agreement, DPW has issued a Convertible Promissory Note in the aggregate face amount of $3,474,400 convertible into 6,948,800 shares of the Issuer’s Common Stock and Warrants to purchase 6,948,800 shares of the Issuer’s Common Stock at $0.50 per share.

As a result of the forgoing, DPW is the beneficial owner of 14,211,831 shares which represents approximately 74.0% of the Issuer’s shares of Common Stock, subject to the Beneficial Limitation Ownership provision. The forgoing calculation does not take in consideration outstanding convertible securities of the Issuer held by other parties which may dilute DPW’s ownership interest in the Issuer.

(b)

The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Digital Power Corporation	14,211,831	14,211,831	0

(c)	The following set forth the Reporting Person’s acquisition on the open market of shares of Common Stock of the Issuer:

Settle Date	Quantity	Price	Aggregate Purchase Price
11/28/2016	2,100	0.23	$518
11/29/2016	30,000	0.408167	$12,500
12/1/2016	100,000	0.25	$25,760
12/2/2016	40,000	0.26	$10,722
12/5/2016	52,500	0.45	$24,344
12/6/2016	2,800	0.45	$1,308
12/19/2016	10,000	0.41	$4,274
1/5/2017	13,500	0.366296	$5,153
3/15/2017	2,380	0.42	$1,040
3/20/2017	6,500	0.438462	$2,974
3/24/2017	2,500	0.35	$920
3/29/2017	5,700	0.35	$2,095
7/13/2017	2,500	0.25	$663
7/14/2017	2,595	0.2	$552
7/17/2017	420	0.2	$98
7/17/2017	2,405	0.2	$513
7/19/2017	1,500	0.3	$485
7/19/2017	5,000	0.3	$1,578
7/20/2017	231	0.38	$123
8/10/2017	8,000	0.3	$2,482
8/17/2017	11,500	0.326087	$3,873
8/22/2017	10,100	0.3899	$4,125
8/30/2017	2,000	0.57	$1,184
Total			$314,231

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the terms of the DPW New Note set forth above in Item 3 is incorporated herein by reference. This description is a summary only and is qualified in its entirety by the terms of the Loan Agreement, DPW New Note, and Warrant which are filed as Exhibits 1, 2, and 3 to this Schedule 13D, and is incorporated herein by reference.

Philou Ventures, LLC is a major shareholder of DPW and of the Issuer. Kristine L. Ault, a director of DPW, is the managing member of MCKEA Holdings, which in turn, is the member of Philou Ventures. Mr. Milton Ault, III, the spouse of Ms. Ault, is Executive Chairman of DPW and Chairman of the Board of the Issuer. Mr. William Horne is a director of DPW and is a director and chief financial officer of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1     Loan and Security Agreement Dated September 6, 2017

Exhibit 2     Convertible Promissory Note in the Face Amount of $3,474,400; and

Exhibit 3     Warrant to Purchase 6,948,800 shares of Common Stock

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Digital Power Corporation

Dated: September 6, 2017	By: /s/ Amos Kohn
Name: Amos Kohn
Title: Chief Executive Officer